FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004
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                        Commission File Number: 001-13750
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                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                              No.9, Longtan Street
                                Longtan District
                           Jilin City, Jilin Province
                           People's Republic of China
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F |X|      Form 40-F |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes |_|      No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            82-  N.A.


                  The index of exhibits may be found at Page 2

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                                    Form 6-K

                                TABLE OF CONTENTS

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Signature                                                                Page 3

Announcement regarding non-exempt continuing connected                  Exhibit
      transactions (certain connected transactions with
      PetroChina and certain connected transactions with
      JCGC) and proposed amendments to articles of association

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


                                       By: /s/ Shi Jianxun
                                           ------------------------------------
                                           Name:  Shi Jianxun
                                           Title: General Manager

Date:  December 6, 2004


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